(A) A special meeting of the shareholders of Berger International Fund (the "Fund") was held on March 7, 2003. Shareholders at the meeting approved the following proposal:

PROPOSAL:
For shareholders of the Fund, to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets and all liabilities of the Fund in exchange for Janus Overseas Fund shares. The shares so received will be distributed to shareholders of the Fund, which will be terminated or dissolved as soon as practicable thereafter.

					Withheld/
	For		Against		Abstain		Total
----------------------------------------------------------------------
Fund	1,178,451	27,793		64,679		1,270,923